SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 25, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated June 25, 2007 announcing Groupe Danone’s filing of Form 25 to delist its American Depositary Shares from the New York Stock Exchange and its expectation to file shortly to deregister under the U.S. Securities Exchange Act of 1934, as amended.

Paris, June 25, 2007

GROUPE DANONE filing to delist its ADSs

and expects to file shortly to deregister

under the U.S. securities laws

As previously announced on April 26, GROUPE DANONE is filing today with the U.S. Securities and Exchange Commission (SEC) a Form 25 requesting the delisting of its American Depositary Shares from the New York Stock Exchange. Delisting is expected to take effect as of the open of trading on July 5, 2007.

The Company will shortly thereafter file a Form 15F with the SEC to terminate the registration of its ordinary shares under the Securities Exchange Act of 1934. The Company expects that this termination of registration will become effective 90 days after its filing with the SEC. As a result of this filing, the Company’s obligation to file with the SEC certain reports, including an annual report on Form 20-F and reports on Form 6-K, will be immediately suspended.

Also as previously announced, the Company does not at present intend to terminate its American Depositary Receipt (ADR) facility, maintained with Citibank, N.A. ADR holders may thus choose to retain their ADRs following the delisting and deregistration.

For further information, please contact:

GROUPE DANONE, Investor Relations, +33 1 44 35 20 76

Or

Citibank Shareholder Services, Toll free within the U.S at +1-877-CITIADR or +1-877-248-4237

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris - Fax 33 1 44 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: June 25, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer